

Mail Stop 3030

August 4, 2017

Via E-mail
James McGorry
Chief Executive Officer
Biostage, Inc.
84 October Hill Road, Suite 11
Holliston, MA 01746

> **Re:** **Biostage, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 17, 2017**
> **File No. 001-35853**

Dear Mr. McGorry:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Research and Development, page 8

1.   We note that you have "entered into agreements that govern the ownership of the technologies developed in connection with [certain] collaborations." Tell us and revise future filings to disclose the material terms of these agreements, including the nature and extent of each party's obligations and the terms governing ownership of the technologies developed. Also, in future filings, file the agreements if required or advise.

Exhibit 10.19

2.   It appears that portions of this exhibit are omitted pursuant to an expired confidential treatment order. File the complete agreement, request an extension of the grant of confidential treatment or advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Caleb French at (202) 551-6947 or me at (202) 551-3528 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Robert A. Petitt, Esq.
        Burns & Levinson LLP